Received SEC

NOV 20 2013

Washington, DC 20549



13003272

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF INTERNATIONAL FINANCE CORPORATION

In respect of its
U.S. $200,000,000 Floating Rate Notes due August 1, 2016

(to be consolidated and form a single series with the existing issue of U.S. $500,000,000 Floating Rate Notes due August 1, 2016 issued on August 1, 2013, and U.S. $300,000,000 Floating Rate Notes due August 1, 2016, issued on November 5, 2013)

under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: November 20, 2013

The following information regarding an issue of USD 200,000,000 Floating Rate Notes due August 1, 2016 (to be consolidated and form a single series with the existing issue of U.S. $500,000,000 Floating Rate Notes due August 1, 2016 issued on August 1 and U.S. $300,000,000 Floating Rate Notes due August 1, 2016, issued on November 5, 2013) (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated November 21, 2012 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Uniform Fiscal Agency Agreement between the Corporation and the Federal Reserve Bank of New York effective July 20, 2006 (the "Uniform Fiscal Agency Agreement"), the Final Terms dated November 19, 2013 (the "Final Terms"), and the Terms Agreement dated November 19, 2013 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a) Title and Date. USD 200,000,000 Floating Rate Notes due August 1, 2016 (to be consolidated and form a single series with the existing issue of U.S. $500,000,000 Floating Rate Notes due August 1, 2016 issued on August 1 and U.S. $300,000,000 Floating Rate Notes due August 1, 2016, issued on November 5, 2013).

On initial issue, the Notes will be issued in uncertificated bookentry form ("Fed Bookentry Notes") through the Federal Reserve Bank of New York and held by certain financial institutions as Holding Institutions and as depositories for Euroclear Bank NV/SA and Clearstream Banking, société anonyme, Luxembourg. After initial issuance, all Fed Bookentry Notes will continue to be held by such Holding Institutions and will not be exchangeable for Notes in definitive form. A "Holding Institution" is a depository or other designated institution that has an appropriate bookentry account with a Federal Reserve Bank or Branch. See Prospectus.

(b) Interest Rate/Interest Payment Date. 1 month LIBOR on the 1st day of each month, commencing September 1, 2013, and ending on and including the Maturity Date. See, Final Terms, Item 16.

(c) Maturity Date. August 1, 2016.

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Uniform Fiscal Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h) Other Material Provisions. Not applicable.

(i) Fiscal/Paying Agent. The Fiscal Agent is the Federal Reserve Bank of New York, 33 Liberty Street, New York, N.Y. 10045; the Listing Agent (Luxembourg), Paying Agent and Transfer Agent is Dexia Banque Internationale à Luxembourg, S.A., 69 route d'Esch, Luxembourg, L-2450, Luxembourg.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealers, party to the Terms Agreement, have severally agreed to purchase the Notes at an aggregate purchase price of 100 per cent. of the aggregate principal amount of the Notes. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. Not applicable.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Information Statement (November 21, 2012);[1]

B. Prospectus (June 3, 2008);[2]

C. Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D. Resolution No. IFC 2013-0040 adopted June 19, 2013 by the Board of Directors of the Corporation;

E. Uniform Fiscal Agency Agreement (effective July 20, 2006);[3]

F. Final Terms (November 19, 2013); and

G. Terms Agreement (November 19, 2013).

---

1 Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated November 21, 2012.

2 Filed on September 17, 2008.

3 Filed on August 14, 2006.

International Finance Corporation
World Bank Group

EXHIBIT D

INTERNATIONAL FINANCE CORPORATION

RESOLUTION NO. IFC 2013-0040

FY14 Funding Authorization

WHEREAS, the Corporation has determined that it is in the Corporation's best interest to borrow funds in various markets or from other sources in specified currencies or currency units from time to time and, for that purpose, to issue its notes, bonds, structured debt instruments or other evidences of indebtedness ("Obligations");

WHEREAS, by Resolution No. IFC 97-26, approved by the Board of Directors on June 19, 1997, the Corporation is authorized to repurchase, redeem or tender for, from time to time, outstanding Obligations issued by the Corporation in various markets and denominated in various currencies or currency units;

WHEREAS, the Corporation has determined that it is in its best interest to be able to increase its funding authority during FY14 in order to prefund a portion of the Corporation's FY15 borrowing requirements after completion of the FY14 funding program;

NOW, THEREFORE, BE IT RESOLVED AS FOLLOWS:

(A) THAT, during the period from July 1, 2013 through June 30, 2014 (both dates inclusive), the Corporation is authorized to borrow, in various markets or from other sources (including without limitation from the International Bank for Reconstruction and Development ("IBRD"), to the extent separately authorized by the Board of Directors of IBRD and the Corporation) and in various currencies or currency units, and for that purpose to issue its Obligations, in an aggregate principal amount (or in the case of zero coupon or deep discount Obligations the aggregate gross proceeds) not to exceed US$13,500,000,000 equivalent, determined by any Authorized Officer (defined in paragraph (H) below) on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed, such Obligations to be in such form and denominations, and to bear such interest rate, maturity and other terms, as shall be approved by any Authorized Officer;

(B) THAT, during the period from July 1, 2013 through June 30, 2014 (both dates inclusive), subject to completion of its FY14 funding program in accordance with the authority granted under paragraph (A) above, and for purposes of prefunding a portion of the Corporation's FY14 borrowing requirement, the Corporation is authorized to borrow, in various markets and from other sources and in various currencies or currency units, and for that purpose to issue its Obligations in an aggregate principal amount (or, in the case of zero coupon or deep discount Obligations, the aggregate gross proceeds) not to exceed US$2,000,000,000 equivalent, determined by any Authorized Officer on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed, such Obligations to be in such form and denominations, and to bear such interest rate, maturity and other terms, as shall be approved by any Authorized Officer;

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 477-1234 • Facsimile: (202) 477-6391

(C) THAT, in addition to issuing its own Obligations, the Corporation is authorized to structure its funding transactions in a manner that, as determined by an Authorized Officer, meets the requirements of the Islamic finance markets, and that such structures may include, without limitation, features such as the establishment of special-purpose vehicles ("SPVs") to hold in trust assets originated by IFC and transferred to such SPVs, the issuance by such SPVs of trust certificates evidencing ownership interests in such assets, the sale and repurchase of such assets by IFC to and from such SPVs from time to time, and such other features as an Authorized Officer deems advisable under the circumstances, and that the trust certificates, notes, bonds, structured debt instruments or other evidences of indebtedness issued in connection with any such funding transaction shall be deemed to be "Obligations" for purposes of this Resolution;

(D) THAT, with respect to any issue of Obligation under the terms and conditions of which the Corporation is obligated or may elect to redeem or prepay such Obligation before maturity, any Authorized Officer is hereby authorized, in the name and on behalf of the Corporation, to elect to redeem and to call for redemption and redeem, or to prepay such Obligations upon the terms and conditions specified therein, at such time or times as such Authorized Officer shall deem advisable, in accordance with the mandatory, automatic or optional redemption or prepayment provisions of such Obligation;

(E) THAT, during the period from July 1, 2013 through June 30, 2014 (both dates inclusive), the Corporation is authorized to borrow such additional amounts (determined by any Authorized Officer on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed), and for that purpose issue and sell additional Obligations, in an aggregate principal amount (or, in the case of zero coupon or deep discount Obligations, the aggregate gross proceeds) not to exceed the aggregate principal amount of the Obligations prepaid, repurchased, redeemed or tendered for by the Corporation during the same period pursuant to authority granted under paragraph (D) above;

(F) THAT, subject to receipt of requisite approvals from member governments pursuant to the Corporation's Articles of Agreement, any Authorized Officer is authorized, in the name and on behalf of the Corporation, to offer and sell all or any part of the Obligations authorized under paragraphs (A), (B), (C), (D) or (E), at such price and on such terms, to such purchasers and upon such other terms and conditions as shall be approved by such Authorized Officer, and, in connection with such offer and sale, any Authorized Officer is hereby authorized, in the name and on behalf of the Corporation, to: (i) issue, execute and deliver such Obligations, and receive, or arrange for receipt of, payment therefore; (ii) issue and/or publish, or authorize the issuance and/or publication, of any prospectus, offering circular or other offering documentation relating to such Obligations; (iii) apply, if necessary, for the listing of such Obligations or on appropriate stock exchanges; and/or (iv) enter into, execute and deliver such agreements, instruments and other documents, and to take such other action, as such Authorized Officer shall deem necessary or advisable, in order fully to carry into effect the transactions authorized by this Resolution;

(G) THAT, with respect to Obligations, or coupons issued in connection therewith, any Authorized Officer may sign by manual or facsimile signature; and

(H) THAT, as used herein, the term "Authorized Officer" means any of the following officers of the Corporation, acting jointly or severally, in the name and on behalf of the Corporation: (i) the President, the Executive Vice President and any Vice President of the Corporation; (ii) the Director, Treasury Market Operations Department, (iii) the Director, Treasury Client Solutions Department, and (iv) any other officer of the Corporation designated in writing for this purpose by the President, the Executive Vice President or any Vice President of the Corporation.

EXHIBIT F

EXECUTION VERSION

Final Terms dated November 19, 2013


IFC
INTERNATIONAL FINANCE CORPORATION

International Finance Corporation

Issue of

U.S. $200,000,000 Floating Rate Notes due August 1, 2016

(to be consolidated and form a single series with the existing issue of U.S. $500,000,000 Floating Rate Notes due August 1, 2016 issued on August 1, 2013, and U.S. $300,000,000 Floating Rate Notes due August 1, 2016, issued on November 5, 2013)

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "**Corporation**") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus is available for viewing at the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington, D.C., 20433, U.S.A. and at the website of the Corporation (www.ifc.org), and copies may be obtained from the website of the Luxembourg Stock Exchange, (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation
2.	(i) Series Number:	1257
	(ii) Tranche Number:	3
3.	Specified Currency or Currencies:	United States Dollar ("U.S. $")
4.	Aggregate Nominal Amount:	

(i) Series:	U.S. $1,000,000,000
(ii) Tranche:	U.S. $200,000,000
5. Issue Price:	100.001 per cent. of the Aggregate Nominal Amount plus U.S. $20,888.89 representing 20 days of accrued interest from and including the Interest Commencement Date to but excluding the Issue Date
6. (i) Specified Denominations:	U.S. $1,000 and integral multiples of U.S. $1,000 in excess thereof
(ii) Calculation Amount:	U.S. $1,000
7. (i) Issue Date:	November 21, 2013
(ii) Interest Commencement Date:	November 1, 2013
8. Maturity Date:	August 1, 2016
9. Interest Basis:	1 month USD LIBOR Floating Rate (further particulars specified below)
10. Redemption/Payment Basis:	Redemption at par
11. Change of Interest or Redemption/Payment Basis:	Not Applicable
12. Put/Call Options:	Not Applicable
13. Status of the Notes:	Senior
14. Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions:	Not Applicable
16. Floating Rate Note Provisions:	Applicable
(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the First Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
(ii) Specified Interest Payment Dates:	The 1st day of each month, commencing December 1, 2013, and ending on and including the Maturity Date
(iii) First Interest Payment Date:	December 1, 2013
(iv) Interest Period Date:	Each Specified Interest Payment Date

(v) Business Day Convention:	Modified Following Business Day Convention, adjusted
(vi) Business Centre(s):	London and New York
(vii) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(viii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	Citibank, N.A., London
(ix) Screen Rate Determination:	
– Reference Rate:	1 month USD LIBOR
– Interest Determination Date(s):	With respect to the Rate of Interest and each Interest Accrual Period, the day falling two Business Days in London prior to the first day of such Interest Accrual Period. For purposes of clarification, the Rate of Interest in respect of the first Interest Accrual Period will be determined on October 30, 2013.
– Relevant Screen Page:	Reuters LIBOR01 as of 11:00 a.m. London time on each Interest Determination Date
(x) ISDA Determination:	Not Applicable
(xi) Margin(s):	0.02 per cent.
(xii) Minimum Rate of Interest:	Not Applicable
(xiii) Maximum Rate of Interest:	Not Applicable
(xiv) Day Count Fraction:	Actual/360
(xv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Refer to the Conditions
17. Zero Coupon Note Provisions:	Not Applicable
18. Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable
19. Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option I:	Not Applicable
	Call Option II (Automatic):	Not Applicable
21.	Put Option:	Not Applicable
22.	Final Redemption Amount of each Note:	U.S. $1,000 per Calculation Amount
23.	Early Redemption Amount:	U.S. $1,000 per Calculation Amount
	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Fed Bookentry Notes: Fed Bookentry Notes available on Issue Date
25.	New Global Note (NGN):	No
26.	Financial Centre(s) or other special provisions relating to payment dates:	New York and London Notwithstanding Condition 6(h), if any payment date would fall on a date which is not a business day, the relevant date will be the first following day which is a business day, unless that day falls in the next calendar month, in which case the relevant date will be the first preceding day which is a business day. In the above paragraph, "business day" means a day on which banks and foreign exchange markets are open for business in the (i) relevant place of presentation, (ii) any Financial Centres and (iii) the principal financial centre of the country of the relevant currency.
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

28. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment: — Not Applicable

29. Details relating to installment Notes: amount of each installment, date on which each payment is to be made: — Not Applicable

30. Redenomination, renominalization and reconventioning provisions: — Not Applicable

31. Consolidation provisions: — Not Applicable

32. Additional terms: — Applicable

    (i) Governing law: — New York

DISTRIBUTION

33. (i) If syndicated, names and addresses of Managers and underwriting commitments:

Nomura International plc:	U.S.$ 67,000,000
The Toronto-Dominion Bank:	U.S.$ 67,000,000
The Royal Bank of Scotland plc:	U.S.$ 66,000,000

Nomura International plc
London EC4R 3AB
Attention: Fixed Income Syndicate
Telephone: +44(0) 20 7103 5652
Facsimile: +44(0) 20 7102 5804

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom
Attention: Managing Director, Syndicate & Origination Desk
Telephone: +44 (0) 20 7628 2262
Facsimile: +44 (0) 20 7628 1054

The Royal Bank of Scotland plc
135 Bishopsgate
London
EC2M 3UR

	Attention:	Euro Medium Term Note Desk
	Telephone:	+44 20 7085 4154
	Fax:	+44 20 7085 2591

(ii) Date of Terms Agreement:	November 19, 2013
(iii) Stabilizing Manager(s) (if any):	Not Applicable
34. If non-syndicated, name and address of Dealer:	Not Applicable
35. Total commission and concession:	Not Applicable
36. Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By: 

Duly authorized

PART B – OTHER INFORMATION

LISTING

(i) Listing:	Luxembourg
(ii) Admission to trading:	Application will be made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from November 21, 2013. The Notes will be consolidated and form a single series with the existing issue of U.S. $500,000,000 Floating Rate Notes due August 1, 2016 issued on August 1, 2013 and U.S. $300,000,000 Floating Rate Notes due August 1, 2016 issued on November 5, 2013.

RATINGS

Ratings:	The Notes to be issued have been rated: S & P: AAA Moody's: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	US45950KBY55
Common Code:	095719457
CUSIP:	45950KBY5
CINS:	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Banks
Delivery:	Delivery against payment

Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption:	Not Applicable

UNITED STATES TAXATION

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of United States federal tax issues contained or referred to in this final terms or any document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the U.S. Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

The Notes are intended to be issued in a "qualified reopening" for United States federal income tax purposes and therefore International Finance Corporation will treat the Notes as being part of the same issue and as having the same issue date and issue price as the notes issued by International Finance Corporation on August 1, 2013.

A portion of the purchase price of the Notes is attributable to interest accrued for the period starting from and including the Interest Commencement Date to but excluding the Issue Date. A portion of the interest received on the First Interest Payment Date equal to such accrued interest should not be taxable when received but should instead reduce the holder's adjusted tax basis in the Note by a corresponding amount.

The following paragraphs supplement the discussion under "Tax Matters" in the Prospectus dated as of June 3, 2008, and reflects recently enacted legislation.

Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates where the property is held for more than one year.

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income generally includes its interest income and its net gains from the disposition of notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an

individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. U.S. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the notes.

EXHIBIT G

EXECUTION VERSION

TERMS AGREEMENT NO. 1257 – TRANCHE 3 UNDER THE STANDARD PROVISIONS

November 19, 2013

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1 The undersigned agrees to purchase from you (the "**Corporation**") the Corporation's U.S. $200,000,000 Floating Rate Notes due August 1, 2016 (the "**Notes**", as from November 21, 2013 to be consolidated and form a single series with the Corporation's U.S. $500,000,000 Floating Rate Notes due August 1, 2016, issued on August 1, 2013 (Tranche 1) and U.S. $300,000,000 Floating Rate Notes due August 1, 2016, issued on November 5, 2013 (Tranche 2)) described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the "**Final Terms**") at 9:00 a.m. New York City time on November 21, 2013 (the "**Settlement Date**") at an aggregate purchase price of U.S. $200,022,888.89 (which is 100.001% of the aggregate nominal amount of the Notes and includes 20 days of accrued interest) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2 When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein, the term "**Time of Sale**" refers to November 14, 2013, 9:35 a.m. New York time and the term "**Dealers**" refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3 The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4 The obligation of each of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5 The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from Sullivan & Cromwell LLP addressed to the undersigned and giving the undersigned full benefit of the existing validity opinion of such firm in respect of the Corporation's Global Medium-Term Note Program as of the respective date of such existing validity opinion.

6 The Corporation agrees that it will issue the Notes and each of the undersigned severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.001 per cent. of the nominal amount plus U.S. $20,888.89 representing 20 days of accrued interest).

The respective nominal amounts of the Notes that each of the undersigned commits to underwrite are set forth opposite their names below in Schedule I hereto.

7 Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BK OF NYC/NITLON; and payment of the purchase price specified above shall be delivered in immediately available funds to the Corporation's account at the Federal Reserve Bank of New York: ABA No. 021-082-162.

8 The Corporation hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. Each of the undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

9 In consideration of the Corporation appointing each of the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Corporation and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

10 Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

11 For purposes hereof, the notice details of each of the undersigned are set out in Schedule II hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

12 If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, Dealers who have not defaulted with respect to

their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

13 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

14 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL FINANCE CORPORATION

By: 

Name:

Title:

WOLFGANG MEYER
DIRECTOR
TREASURY MARKET
OPERATIONS

SCHEDULE I

Dealer	**Nominal Amount of Notes**
Nomura International plc	U.S. $67,000,000
The Toronto-Dominion Bank	U.S. $67,000,000
The Royal Bank of Scotland plc	U.S. $66,000,000
Total:	**U.S. $200,000,000**

SCHEDULE II

Notice Details of the Dealers:

Nomura International plc
London EC4R 3AB

Attention:	Fixed Income Syndicate
Telephone:	+44(0) 20 7103 5652
Facsimile:	+44(0) 20 7102 5804

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom

Attention:	Managing Director, Syndicate & Origination Desk
Telephone:	+44(0) 20 7628 2262
Facsimile:	+44(0) 20 7628 1054

The Royal Bank of Scotland plc
135 Bishopsgate
London
EC2M 3UR

Attention:	Euro Medium Term Note Desk
Telephone:	+44 20 7085 4154
Fax:	+44 20 7085 2591